InterOil Corporation C/- PO Box 6567 Suite 2, Level 2 Orchid Plaza 79 Abbott Street Cairns, Qld 4870 Phone: (61) 7 4046 4600 Fax: (61) 7 4031 4565 www.interoil.com
To the Employees, Officers and Directors of
   InterOil Corporation and its Subsidiaries:
     InterOil Corporation (the “Company”) is committed to maintaining the highest legal and ethical standards in the conduct of its business. The Company seeks success in all of its business endeavours, but any success the Company may achieve at the expense of high ethical standards would be hollow. An awareness of the Company’s general policies regarding business conduct is vital to the Company and to each employee, officer and director in the achievement of the Company’s mission.
     For the Company’s employees, officers and directors, proper business conduct requires strict compliance with the spirit and the letter of the laws and regulations that apply to the Company’s business, but proper conduct means more than that. It means adherence to the highest business and personal ethics in dealings involving the Company or its reputation. The policies summarized in this booklet go beyond the strict requirements of the law. Although it cannot answer every question of conduct that may arise in the course of he Company’s business, this booklet should alert you to situations that may require extra caution, concern or guidance. It is also Company practice to encourage everyone to ask questions, seek guidance, and express any concerns they may have. When in doubt, the Company’s employees, officers and directors should ask themselves the following questions:
•	Would my action inspire trust? Is it fair and just?

•	Is my action legal? If legal, is it also ethical? Are my actions honest in every respect?

•	Is anyone’s life, health or safety endangered by this action?

•	Can I defend this action with a clear conscience before my supervisor, fellow employees, and the general public?

•	Would my supervisor act this way? Would it be helpful to ask my supervisor about this matter before I act?

•	Would I be proud to read about my action in the newspaper?

•	Does the action violate Company policy?

•	Is the action consistent with the Company’s values?

•	What would I tell my child to do?

•	Would I want to tell my parents or children about my action?
     You may consult your supervisor, upper management or a Company attorney to seek advice. In addition, you may seek advice on a confidential basis by contacting the Company’s General Counsel or the Chairperson of the Nominating and Governance Committee of the Company’s Board of Directors. Please see the procedures set forth under Section XVI. If you are unsure about what to do, ask questions and keep asking until you are certain you are doing the right thing. The Company expects these policies to be observed. It is not an excuse that questionable conduct is well-motivated or intended to “benefit” the Company. The Company may be exposed to significant civil and criminal penalties and the Company’s reputation may be severely damaged. In addition, violating certain standards in this booklet may subject such violator to personal fines and jail terms. In any event, violating the standards of business conduct outlined in this booklet may subject a violator to severe disciplinary action, up to and including immediate termination.

     You are urged to read and understand this booklet. This booklet, together with the related policies, procedures and educational efforts comprises the Company’s internal compliance program as contemplated by the U.S. Federal Sentencing Guidelines for corporations. As an integral part of this program you may be required to submit an annual certification of compliance on the form at the end of this booklet.

Sincerely,

By:	/s/ Phil E. Mulacek

Phil Mulacek, Chief Executive Officer

InterOil Corporation
Code of Ethics
and
Business Conduct

CODE OF ETHICS AND BUSINESS CONDUCT

I. ETHICS AND COMPLIANCE
     InterOil Corporation (the “Company”) operates in accordance with the highest ethical standards and relevant laws. The Company places the highest value on the integrity of each of its employees, officers, directors and representatives. The Company’s culture demands not only legal compliance, but also responsible and ethical behavior. Unless otherwise specifically noted, the policies outlined in this booklet apply to all directors, officers and employees of the Company and its subsidiaries, in all states, regions and countries. This booklet doesn’t cover all Company policies or all laws, but sets out basic principles to guide employees, officers and directors. The Code should also be provided to and followed by the Company’s agents and representatives, including consultants.
     If a local law conflicts with a policy in this Code, then you must comply with the law. If local custom or practice conflicts with this Code, then you must comply with this Code. If your line of business or region has a policy or practice that conflicts with this Code then you must comply with this Code. If your line of business or region has policies or practices that require more of you than is required by the Code or if local law requires more, then you must follow the stricter policy, practice or law. Think of this Code as a baseline, or a minimum requirement, which must always be followed. The only time you can go below the baseline is if a law absolutely requires you to do so or if a written exception has been obtained in the manner provided herein.
     Those who violate the standards in this Code will be subject to disciplinary action, up to and including termination of employment. If you are in a situation which you believe may violate or lead to a violation of this Code, follow the guidelines described in Section XVI of this Code.
II. COMPLIANCE WITH LAWS, RULES AND REGULATIONS.
     Obeying the law, both in letter and in spirit, is the foundation on which this Company’s ethical standards are built. All employees, officers and directors must respect and obey the laws of the cities, states and countries in which the Company operates. Although not all employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.
III. CONFIDENTIAL INFORMATION
     The Company believes its confidential proprietary information is an important asset in the operation of its business and prohibits the unauthorized use or disclosure of this information. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company, its customers, representatives or other business partners, if disclosed. It also includes information that suppliers, customers, representatives and other parties have entrusted to the Company. The Company respects the property rights of other companies to their confidential proprietary information and requires its employees, officers and directors to fully comply with Canadian, U.S. and foreign laws and regulations protecting such rights. The obligation to preserve confidential information continues even after employment ends. The Company’s success is dependent upon the strict adherence by employees, officers and directors to this policy and all applicable standards and procedures.
Disclosure of Company’s Confidential Information
     Information is the lifeblood of any business. Open and effective dissemination of this information is critical to the Company’s success. However, much of the information concerning the Company’s business activities is confidential. The disclosure of this information outside the Company would seriously damage the Company’s interests.
     To protect this information, it is Company policy that:
•	Confidential information of the Company should be disclosed within the Company only on a need-to-know basis;

•	Confidential information of the Company (paper or electronic) should be marked with additional handling instructions designated by the General Counsel; and

•	Confidential information of the Company should be disclosed outside the Company only when required by law or when necessary to further the Company’s business activities and in accordance with the Company’s disclosure guidelines.
     Under no circumstances are employees, officers or directors to provide confidential Company documents to any third party, without express consent of the Company’s Disclosure Review and Control Committee. This restriction on the disclosure of confidential information includes, but is not limited to, any confidential Company documents relating to customers, competitors, suppliers or representatives of the Company.
Patents, Copyrights, Trademarks and Proprietary Information
     Protection of the Company’s intellectual property—including its patents, copyrights, trademarks, scientific and technical knowledge, processes, know-how and the experience developed in the course of the Company’s activities—is essential to maintaining the Company’s competitive advantage. This information should be protected by all Company personnel and should not be disclosed to outsiders.
     Much of the information the Company develops related to research, trade secrets, production, marketing, strategies, engineering, contract negotiations, and business methods and practices is original in nature and its protection is essential to the Company’s continued success. Such proprietary/confidential information and trade secrets may consist of any formula, pattern, device or compilation of information maintained in secrecy which is used in the Company’s business, and which gives that business an opportunity to obtain an advantage over competitors who do not know about it or use it. This information should be protected by all Company employees, officers and directors and not disclosed to outsiders. Its loss through inadvertent or improper disclosure could be harmful to the Company.
No Inadvertent Disclosures
     Employees, officers and directors should be especially mindful in the use of the telephone, fax, telex, electronic mail, and other electronic means of storing and transmitting information.
     Employees, officers and directors should take every practicable step to preserve the Company’s confidential information. For example, employees should not discuss material information in elevators, hallways, restrooms, restaurants, airplanes, taxicabs or any place where they can be overheard; read confidential documents in public places or discard them where they can be retrieved by others; leave confidential documents in unattended conference rooms; or leave confidential documents behind when the conference is over. Also, employees should be aware of the carrying quality of conversations conducted on speaker telephones in offices, and of the potential for eavesdropping on conversations conducted on mobile, car or airplane telephones, and other unsecured means of communication.
     Many employees are required to sign agreements reminding them of their obligation not to disclose the Company’s proprietary confidential information, both while they are employed and after they leave the Company. The loyalty, integrity and sound judgment of the Company’s employees both on and off the job are essential to the protection of such information.
     Questions Employees Should Ask Themselves
•	Am I conversing in a place where my conversation can be overheard?

•	Have I received the express consent of the Company’s Disclosure Review and Control Committee that authorizes the release of confidential information?
Competitive Information
     Collecting information on the Company’s competitors from legitimate sources is proper and often necessary. However, there are limits to the ways information should be acquired. Practices such as industrial espionage, stealing and seeking confidential information from a new employee who recently worked for a competitor are not permitted.
     Questions Employees Should Ask Themselves
•	If the president of the competitor knew I was using this means of obtaining information about his/her company, would he/she believe it was proper?

•	If I changed jobs and went to work for a competitor, would it be appropriate for me to disclose to the competitor the Company confidential information?
IV. CONFLICTS OF INTEREST AND CORPORATE OPPORTUNITY
     Conflicts of interest result from situations or activities which may benefit the employee, officer or director by virtue of his position with, or at the expense of, the Company. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. A conflict of interest may also exist if a family member’s interest interferes with a person’s independent exercise of sound judgment. Employees, officers and directors should avoid any action which may involve, or may appear to involve, a conflict of interest with the Company. Employees, officers and directors should not have any financial or other business relationships with suppliers, customers, contractors, competitors or other third parties with which the Company has relationships that might impair, or even appear to impair, the independence of any judgment they may need to make on behalf of the Company. In addition, actions of family members may create a conflict of interest. For example, doing business with an organization that is partially or fully owned by members of your family may create a conflict of interest.
     Therefore, it is Company policy that unless a written waiver is granted (as explained below), employees, officers and directors may not:
•	Perform services for a public or private company, or have a financial interest in a private company or more than a 5% financial interest in a public company, that is, or may become, a supplier, customer, contractor or competitor of the Company.

•	Perform outside work or otherwise engage in any outside activity or enterprise that may create a conflict with the Company’s best interests.

•	Take for themselves personally, opportunities that are discovered through the use of Company property, information and position;

•	Use Company property, information or position for personal gain; or

•	Compete with the Company.
     Non-employee directors are not prohibited from, and the Company renounces any interest or expectancy in, pursuing any opportunity that is presented to a non-employee director other than primarily in such person’s capacity as a director of the Company.
     In addition, the Company’s employees, officers and directors may not acquire any interest in outside entities, properties or assets in which the Company has an interest or potential interest. This includes securities in businesses being considered for acquisition, or real estate at or near possible new or expanded Company facilities. Solicitation of vendors or employees for gifts or donations shall not be allowed except with the permission of the Chief Financial Officer or General Counsel. If a family member of the employee, officer or director engages in an activity that would be considered a “conflict of interest” if the related employee, officer or director were to undertake it, then a “conflict of interest” shall be deemed to exist with respect to such employee, officer or director.
     Employees are under a continuing obligation to disclose to their supervisors any situation that presents the possibility of a conflict or disparity of interest between the employee and the Company. An employee’s conflict of interest may only be waived if both the General Counsel and the employee’s supervisor waive the conflict in writing. Officers and directors are under a continuing obligation to disclose to the Board of Directors any situation that presents the possibility of a conflict or disparity of interest between such officer or director and the Company. An officer’s or a director’s conflict of interest may only be waived if the Board of Directors approves the waiver. Disclosure of any potential conflict is the key to remaining in full compliance with this policy.
     Questions Employees, Officers and Directors Should Ask Themselves
•	Could my outside business or financial interests adversely affect my job performance or my judgment on behalf of the Company?

•	Can I reasonably conduct my business outside of normal Company work hours and prevent my outside customers, clients or affiliates from contacting me at work?

•	Will I be using Company equipment, materials, or proprietary information in my outside business?
V. CUSTOMER, SUPPLIER AND COMPETITOR RELATIONS
     The Company believes that the Company, the economy, and the public benefit if businesses compete vigorously. The Company, its employees, officers, directors and representatives will treat customers, business allies, competitors and suppliers fairly and will not engage in anticompetitive practices that unlawfully restrict the free market economy. Anticompetitive practices include taking unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.
Permissible Payments
     The payment of normal discounts and allowances, commissions, fees, sales promotion activity, entertainment and the extension of services and other customary courtesies in the ordinary course of business is permissible so long as they have been authorized and properly recorded. If a customer, supplier, vendor or government agency has adopted a more stringent policy than the Company’s regarding gifts and gratuities, then the Company’s representative must comply with that more stringent policy when dealing with that person or entity. (See below for a discussion of gifts to government representatives.)
Bribes
     No illegal payment in any form (whether funds or assets) shall be made directly or indirectly to anyone for the purpose of obtaining or retaining business or to obtain any other favorable action. It is imperative that each and every person who does business with the Company understands that the Company will not, under any circumstances, give or accept bribes or kickbacks. A violation of this policy will subject the employee or officer to disciplinary action as well as potential criminal prosecution.
Gifts
     No gift should be accepted from a supplier, vendor or customer unless the gift has insubstantial value and a refusal to accept it would be discourteous or otherwise harmful to the Company. In general, a gift in excess of US$ 200 is considered substantial. However, depending on the circumstances, gifts of lesser amounts may also be considered substantial. The key is to keep an arms length relationship and avoid excessive or lavish gifts or events that may give the appearance of undue influence. This applies equally to gifts to suppliers or vendors or non-governmental customers. (See below for a discussion of gifts to government representatives.)
VI. ENTERTAINMENT
     Appropriate business entertainment of non-government employees occurring in connection with business discussions or the development of business relationships is generally deemed appropriate in the conduct of official business. This may include business-related meals and trips, refreshments before or after a business meeting, and occasional athletic, theatrical or cultural events. Entertainment in any form that would likely result in a feeling or expectation of personal obligation should not be extended or accepted. This applies equally to giving or receiving entertainment.
     Questions Employees Should Ask Themselves
•	Am I offering something in order to obtain special treatment for the Company?

•	Will I favor this supplier because he gives me a gift?

•	If my supervisor knew about the gift a supplier/vendor/customer gave to me, would he/she approve?

•	How often this year have I provided gifts to this customer?

•	Are the gifts I am providing customary in the industry?

•	How often this year have I taken gifts from this supplier/vendor?

•	If this gift or payment were disclosed to the public, would it embarrass the Company?

•	When you give a gift or if you accept a gift is there a sense of obligation created as a result of the gift?
Government Representatives
     What is acceptable practice in the commercial business environment may be against the law or the policies of national, state or local governments. Therefore, no gifts or business entertainment of any kind may be given to any government employee without the prior approval of the General Counsel, except for items of nominal value (i.e., pens, coffee mugs, etc.).
     In addition, a U.S. law, the Foreign Corrupt Practices Act (FCPA) prohibits the Company or anyone acting on behalf of the Company from making a payment or giving a gift to a non-U.S. government official for purposes of obtaining or retaining business. The FCPA applies to the Company everywhere in the world where the Company does business and even applies to you if you are not a U.S. citizen.
     Facilitating Payments
     In addition, the FCPA recognizes that in a number of countries, tips and gratuities of a minor nature are customarily required by lower level governmental representatives performing ministerial or clerical duties to secure the timely and efficient execution of their responsibilities (e.g., customs clearances, visa applications, installation of telephones, and exchange transactions). If you encounter a situation where an expediting or facilitating payment is requested in order to expedite or advance a routine performance of legitimate duties, then you need to contact the General Counsel for its analysis by legal counsel under the FCPA.
     Third Party Agents
     The Company’s business may involve the use of agents, consultants, brokers or representatives in connection with its dealing with governmental entities, departments, officials and employees. Such arrangements may not be employed to channel payoffs to government entities or officials or otherwise violate the FCPA.
     Questions Employees Should Ask Themselves
•	Has a third party working on behalf of the Company told you not to worry because he or she will take care of the demands of the local culture?

•	If this payment were disclosed to the public, would it embarrass the Company?
Compliance with Antitrust Laws
     All Company employees, officers and directors are expected to comply with applicable Canadian, U.S. and foreign antitrust laws. All mergers, acquisitions, strategic alliances, and other types of extraordinary business combinations which raise concerns of market domination or abuse, should receive timely legal review to assure that the Company competes aggressively, but not unlawfully. When any doubt exists as to the legality of any action or arrangement, the matter should be discussed with the General Counsel.
     Agreements with Competitors
     Formal or informal agreements with competitors that seek to limit or restrict competition in some way are often illegal. Unlawful agreements include those which seek to fix or control prices; allocate products, markets or territories; or boycott certain customers or suppliers. To ensure compliance with antitrust laws, discussions with competitors regarding any of these potential agreements is a violation of Company policy and will subject the employee or officer to disciplinary action as well as the potential for criminal prosecution.
     Agreements with Customers
     Certain understandings between the Company and a customer are also considered anti-competitive and illegal. These include agreements that fix resale prices or that result in discriminatory pricing between customers for the same product. These types of restrictive understandings must not be discussed or agreed to with a customer.
     International Application
     International operations of the Company may be subject to the antitrust laws of the United States. Advice on this subject as well as similar requirements under other applicable jurisdictions should be sought from the General Counsel.
     Questions Employees Should Ask Themselves
•	Are my discussions with the competitor directly or indirectly touching on pricing considerations or other terms and conditions of sale?

•	Could my actions be used as evidence that I unlawfully agreed upon prices or price changes with a competitor, even though no formal agreement or understanding was made?

•	Does the pricing or promotional program I am formulating discriminate unfairly against any of the resellers of the Company?
VII. INSIDER TRADING
     Canadian and U.S. laws as well as Company policy prohibits employees, officers and directors, directly or indirectly through their families or others, from purchasing or selling Company securities while in the possession of material, non-public information concerning the Company. This same prohibition applies to trading in the securities of other publicly held companies on the basis of material, non-public information. All employees, officers and directors shall follow the Insider Trading Policy which is attached hereto as Addendum A and incorporated herein by reference.
VIII. RECORD MANAGEMENT
     The General Counsel has Company wide responsibility for developing, administering and coordinating the record management program, and issuing retention guidelines for specific types of documents. Records should be maintained to comply with applicable statutory, regulatory or contractual requirements, as well as those pursuant to prudent business practices. It is Company policy that no records that are the subject of or related to litigation or an ongoing or impending investigation shall be destroyed by any employee, officer, director or agent of the Company. Employees, officers and directors should contact the General Counsel for specific information on record retention.

IX. RECORDING TRANSACTIONS
     The integrity of the Company’s record-keeping and reporting systems is of the utmost importance. The Company shall make and keep books, invoices, records and accounts that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company. Each employee, officer and director shall maintain accurate and fair records of transactions, time reports, expense accounts, and other Company records. Employees, officers and directors must use special care to make sure that records are accurately and completely prepared and reviewed, whether they are intended for internal use or for an external party, including any governmental authorities. The Company shall devise and maintain a system of internal controls sufficient to provide reasonable assurances that transactions are properly authorized, executed, and recorded.
Company Records
     All Company books, records, accounts, funds and assets must be maintained to reflect fairly and accurately the underlying transactions and disposition of Company business in reasonable detail. No entries will be made that intentionally conceal or disguise the true nature of any Company transaction.
     In this respect, the following guidelines must be followed:
•	No unrecorded or “off the books” funds or assets should be established for any purpose;

•	No false, misleading or fictitious invoices should be paid or created;

•	No false or artificial entries should be made or misleading reports issued;

•	Assets and liabilities of the Company shall be recognized and stated in accordance with the Company’s standard practices and GAAP;

•	No material failure to make entries should be permitted; and

•	The documentation evidencing each transaction and each payment on behalf of the Company shall fairly represent the nature of such transaction or the purpose of such payment.
     If an employee, officer or director believes that the Company’s books and records are not being maintained in accordance with these requirements, the employee should immediately report the matter directly to their supervisor or to the Chief Financial Officer, and officers and directors should report the mater to the Board of Directors.
     Questions Employees Should Ask Themselves
•	Does the report I am planning to submit mischaracterize in any way the transaction or the purpose of the transaction?

•	Am I being asked to make an entry I feel uncomfortable making?
X. USE OF COMPANY ASSETS
     The Company’s assets are to be used only for the legitimate business purposes of the Company and its subsidiaries and only by authorized employees or their designees. This includes both tangible and intangible assets. The use of Company time, materials, assets or facilities for purposes not directly related to Company business, or the removal or borrowing of Company property without permission, is prohibited. You should use and maintain the Company’s assets with care and respect, while guarding against waste and abuse.
Electronic Communications
     The Company’s electronic mail (e-mail) system should be restricted primarily to Company business. Highly confidential information should be handled appropriately. The Company reserves the right at any time to monitor and inspect, without notice, all electronic communications data and information transmitted on the network and electronic files located on personal computers owned by the Company or computers on the premises used in Company business. The use of the Company’s internet services should be restricted primarily to Company business.
Third Party Software
     Third Party Software is provided as a productivity tool for employees to perform their job functions. Please note that, just because third party product or utility software is located on a corporate utility server, it does not necessarily mean that it is licensed for use as a standalone software product. “Software” includes programs, routines, and procedures that cause a computer system to perform a predetermined function or functions, as well as the supporting documentation. Employees and Company representatives have an obligation to protect and manage the Company’s software. All software use must be in compliance with applicable laws and contractual obligations assumed by the Company, including copyright laws and necessary licensing. Employees may be liable as individuals for illegal software use.
Intellectual Property
     To the extent permitted under applicable law, employees, contractors and temporary employees shall assign to the Company any invention, work of authorship, composition or other form of intellectual property created during the period of employment.
     Questions Employees Should Ask Themselves
•	Would the e-mail I am thinking about drafting embarrass me or the Company if it became public? Does the e-mail I am sending relate to the business of the Company?

•	Do I safeguard the assets of the Company entrusted to me?
XI. FAIR DISCLOSURE POLICY
     The Company is committed to fair disclosure of information to its shareholders, the financial community, and the public.
     The Company and its management team believe it is in the Company’s best interest to maintain an active and open communication with shareholders and potential investors regarding the Company’s historical performance and future prospects. The Company can create shareholder value by publicly articulating its strategies, business strengths, and growth opportunities. The Company is also aware of its need for confidentiality about details of key business and operating strategies.
     In addition, any reports or information provided on the Company’s behalf to U.S., Canadian or other national state or local governments should be true, correct and accurate. Any omission or misstatement could result in a violation of the reporting laws, rules and regulations.
     Authorized Spokespersons
     The Company speaks to the financial community and its shareholders through authorized representatives. Subject to the Company’s Disclosure Review and Control Procedures, the following officers are authorized to communicate on behalf of the Company to analysts, securities market professionals and major stockholders of the corporation:
•	the Company’s Chief Executive Officer

•	the Company’s Chief Financial Officer

•	the Company’s Vice President of Investor Relations

     Other officers, directors or employees of the corporation may from time to time communicate with analysts and investors as part of the Company’s investor relations program. In such instances, the disclosure will be made in accordance with the Company’s Disclosure Review and Control Procedures and an authorized representative will also be present. No employee, officer or director is authorized to communicate business or financial information about the Company that is non-public, material information, except through Company sanctioned public disclosure or for business purposes under a non-disclosure agreement.
     General
     Employees will be notified that, except as specified in this policy they shall not communicate to analysts and investors and shall refer all questions to the Vice President of Investor Relations or, in his or her absence, another authorized representative.
     The Company endeavors to make appropriate announcements and to conduct interviews with the media about its business and significant developments. Appropriate training will be provided to each authorized representative on compliance with the policy, review of public statements regarding material information, and procedures for disclosing non-public information.
XII. FINANCIAL CODE OF ETHICS
     The Company’s Code of Ethics for the Chief Executive Officer and Senior Financial Officers contains the ethical principles by which the Chief Executive Officer, Chief Financial Officer, principal accounting officer or Controller, or, if no person holds any such offices, the person or persons performing similar functions, are expected to conduct themselves when carrying out their duties and responsibilities. The Code of Ethics for the Chief Executive Officer and Senior Financial Officers is attached hereto as Addendum B and is incorporated herein by reference.
XIII. DISCRIMINATION AND HARASSMENT
     The Company is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances.
XIV. HEALTH AND SAFETY
     The Company strives to provide each employee with a safe and healthy work environment. Each employee has a responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.
     Violence and threatening behavior are not permitted. Employees should report to work in condition to perform duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs in the workplace will not be tolerated.
XV. REPORTING VIOLATIONS OF COMPANY POLICIES
     There are no easy answers to many ethical issues the Company faces in its daily business activities. In some cases the right thing to do will be obvious, but in other more complex situations, it may be difficult for an employee to decide what to do. When an employee is faced with a tough ethical decision or whenever they have any doubts as to the right thing to do, they should talk to someone else such as their supervisor, another manager, or the General Counsel. The Company has also established a system for reporting violations of any of the Company policies, as well as any suspected illegal activity or misconduct by any employee or representative of the Company. This may be done anonymously in writing to:

Attention: General Counsel
InterOil Corporation

Suite 2, Level 2
Orchid Plaza, 79-88 Abbot Street
Cairns, QLD 4870, Australia
     In the event the violation involves the conduct of an officer or director of the Company, the violation should be reported to Chairperson of the Nominating and Governance Committee. This may be done anonymously in writing to:

Attention: Chairperson of the Nominating and Governance Committee
c/o General Counsel
InterOil Corporation
Suite 2, Level 2
Orchid Plaza, 79-88 Abbot Street
Cairns, QLD 4870, Australia
     The Company will not permit any form of retribution against any person, who, in good faith, reports known or suspected violations of Company policy. It is a violation of this Code for anyone to be discriminated against or harassed for contacting his or her supervisor, upper management, the General Counsel, the Chief Financial Officer, or the Chairperson of the Nominating and Governance Committee with a good faith report of a suspected violation of law or policy. If you feel that you are being retaliated against in violation of this policy, please follow the procedures for reporting violations. Employees, officers and directors are expected to cooperate in internal investigations of misconduct.
XVI. WAIVER
     Waivers of any provision of this Code shall be made by the Board of Directors. Persons seeking a waiver should be prepared to disclose all relevant facts and circumstances, respond to inquiries for additional information, explain why a waiver is necessary, appropriate or in the best interest of the Company and comply with any procedures that may be required to protect the Company in connection with the waiver. If a waiver of this Code is granted for an executive officer or director, appropriate disclosure will promptly be made in accordance with applicable laws, rules and regulations (including the listing standards of the American Stock Exchange).

ADDENDUM A
INTEROIL CORPORATION
INSIDER TRADING POLICY
Overview — InterOil Corporation Insider Trading Policy
Under U.S. and Canadian securities laws and the rules and regulations of the U.S. Securities and Exchange Commission, Australian Securities Investment Commission (ASIC) and the Ontario Securities Commission (OSC), it is illegal for any person, either personally or on behalf of others, to trade in securities on the basis of material, non-public information. It is also illegal to communicate or “tip” material, non-public information to others so that they may trade in securities on the basis of that information. These illegal activities are commonly referred to as “insider trading.”
The Board of Directors of InterOil Corporation, (the “Company”) has adopted this Insider Trading Policy (the “Policy”) to provide guidelines to members of its Board of Directors and its officers, employees, consultants contractors and any other party retained by the Company in any capacity (collectively referred to in this Policy as “employees”) with respect to transactions in the Company’s securities. The objective of the Policy is to help prevent any actual or apparent impropriety, either of which could lead to allegations of insider trading and the potential for significant liability on the part of any implicated parties. This Policy does not replace your responsibility to understand and comply with applicable insider trading laws. Because insider trading laws are technical, and changes and new interpretations are frequent, this Policy should not be relied upon in any particular instance.
Compliance with this Policy is of the utmost importance to you and the Company. If you have any questions about any of the matters discussed in this Policy, a particular transaction or insider trading laws generally, please contact a member of the Compliance Committee (described below). Advice from a member of the Compliance Committee should not be regarded as investment advice or as a guarantee that your transaction will not violate insider trading laws. You are ultimately responsible for compliance with the Policy and all applicable laws.
The Company takes its obligations under the securities laws very seriously, and any violation or suspected violation of this or any other Company policy could subject you to disciplinary action, up to and including termination of your employment for cause.
Scope of this Policy
Material Information Defined.
Information is deemed “material” if it could affect the market price of a security (i.e., stock, option, bond, etc.) or if a reasonable investor would attach importance to the information in deciding whether to buy, sell or hold a security. Material information can include information that something is likely to happen — or just that it might happen. Examples of some types of Company information that can be material are:
•	Financial and operating performance, especially quarterly and year-end earnings and significant changes in financial performance, outlook or liquidity.

•	A significant change in the Company’s debt ratings.

•	Estimates or projections by the Company’s officers of future earnings or losses, especially Company projections that significantly differ from external expectations.

•	Events or business operations which are likely to affect future revenues or earnings (for example, mergers and acquisitions, the acquisition or divestiture of significant assets, subsidiaries or business units, exploration drilling progress, discoveries of oil and gas, and the execution, or loss, of important contracts with partners or other parties).

•	Plans for substantial capital investments.

•	Stock splits or other recapitalizations, capital restructuring, public or private securities offerings, or changes in Company dividend policies or amounts.

•	Redemptions or repurchases by the Company of its securities.

•	Actual or threatened major litigation, developments in major litigation or the resolution of such litigation.

•	Significant changes in senior management.

•	Any other information which is likely to have a significant impact on the Company’s financial results or share price.
Non-public Information Defined
“Non-public information” is information about the Company that is not known to the general public. Information is considered to be non-public until it has been effectively disclosed to the public and there has been adequate time for the market as a whole to digest that information (generally, the third trading day after disclosure). Examples of effective disclosure include the Company’s Edgar filings with the U.S. Securities and Exchange Commission (the “SEC”), filings on SEDAR required by Canadian securities regulatory agencies, and press releases. Generally, no transactions should take place until 24 hours after the release of easily understood earnings information or the third trading day after the disclosure of other material information.
Prohibited Transactions
Transactions in Company Securities.
When an employee knows material, non-public information about the Company, he or she may not:
•	Trade in Company securities. Buying or selling securities of the Company, whether in the form of common shares, options or any other type of security, is prohibited. Indirectly trading in Company securities through a corporation or other entity that you control, family or any other trust, private superannuation fund, 401(K) plan, IRA trust or otherwise, is also prohibited.

•	Advise others to buy, hold or sell Company securities. Even if no material, non-public information is actually disclosed, employees may not suggest buying or selling any Company securities while in possession of material, non-public information.

•	Have others trade for him or her in Company securities. Employees may not authorize any member of his or her immediately family or anyone acting on his or her behalf to trade in Company securities.

•	Disclose the information to anyone else who might then trade (“tipping”). Passing material, non-public information on to a friend, relative or anyone else that buys or sells a security on the basis of that information is prohibited.

•	Assist anyone in any of these activities.
Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency) are not an exception to the prohibition on insider trading.
Transactions in the Securities of Other Companies.
Employees also become aware of material, non-public information about other companies from time to time as a result of their jobs. The Company’s prohibitions against insider trading in the Company’s securities apply equally to transactions in those companies’ securities while the employee is in possession of their material, non-public information.

Short Sales; Trading in Options or Speculative Trading.
It is Company policy that any investing in the Company’s securities, or the securities of any company that has a significant relationship with the Company, be on a “buy and hold” basis. Active trading, or short term speculation, is improper. Short-term speculation can harm the Company by sending inappropriate or potentially misleading signals to the market. As a matter of Company policy, employees, regardless of whether or not they are aware of material, non-public information about the Company, may not at any time (1) sell Company securities short, (2) engage in any transaction in publicly traded options on Company shares, including put or call options, or (3) engage in short-term, speculative trading in Company securities. Short selling is the act of borrowing securities to sell with the expectation of the price dropping and the intent of buying the securities back at a lower price to replace the borrowed securities. The prohibition against engaging in transactions in options on Company shares does not include employee share options granted by the Company.
Trading Window
Transactions in Company Securities.
In an attempt to assist employees’ compliance with the Company’s Policy and applicable laws, and avoid inadvertent violations, the Company has implemented the following compliance program which all employees will be required to observe. All sales, purchases and other transactions of any kind (other than those in which the Company is the buyer or seller for its own account or transactions made pursuant to an approved, Rule 10b5-1 Trading Plan as described below) in the Company’s common shares or other Company securities can only be made by an employee if all of the following conditions are met:
•	The director or employee must instruct his or her broker to purchase or sell shares during the period beginning two trading day after the Company issues a press release disclosing its most recent annual or quarterly earnings and ending on the earlier of (1) 45 days after the issuance of such earnings release, or (2) 5 trading days prior to the end of the annual or quarterly period following the period for which such earnings were released (“window period”);

•	The employee is not then in possession of “material, non-public information;”

•	The employee, other than Covered Persons (as described below), receives prior authorization (pre-clearance) to conduct the transaction from the Compliance Committee (as described below); and

•	In the case of Covered Persons, the Covered Person receives prior authorization (pre-clearance) to conduct the transaction from the Compensation Committee of the Company’s Board of Directors (“Compensation Committee”).
Covered Transactions.
The transactions covered by the foregoing trading restrictions include not only purchases and sales of, and other transactions in, Company common shares or other Company securities made by employees privately or through a broker, but also: (1) so called “cashless exercises” of share options where an employee arranges with a broker to sell the shares acquired upon the exercise of the employee’s share options to pay the purchase price, (2) an employee’s election to purchase or sell Company securities or units representing Company securities in a pension or superannuation fund or 401(k) Plan set-up or adopted by the Company, (3) transactions in common shares acquired for the employee’s account under a share purchase plan (if any) of the Company, and (4) transactions in common shares which were awarded an employee pursuant to an equity incentive plan of the Company.
Excluded Transactions.
Transactions by employees that are not covered by the foregoing trading restrictions are: (1) stock option exercises where the employee holds onto the shares acquired in the exercise, (2) purchases or sales of Company securities in a pension or superannuation fund, 401(k) Plan or similar plan of the Company effected pursuant to an election made by the employee during the window period, and (3) elections to participate in or withdraw from a share purchase plan (if any) of the Company.
Special Situations
Rule 10b5-1 Trading Plans.
The Company Policy permits employees to trade in Company securities regardless of their awareness of inside information if the transaction is made pursuant to a pre-arranged trading plan that was entered into when the employee was not in possession of material, non-public information (a “Rule 10b5-1 Trading Plan”). The Company Policy requires Rule 10b5-1 Trading Plans to (1) be written, (2) specify the amount of, date(s) on, and price(s) at which the securities are to be traded, or establish a formula for determining such items, and (3) receive prior approval from the Compliance Committee, or, in the case of Covered Persons, the Compensation Committee.
Rule 10b5-1 Trading Plans may not be adopted when the employee is in possession of material, non-public information about the Company. Furthermore, an employee may amend or replace his or her Rule 10b5-1 Trading Plan only during periods when trading is permitted in accordance with this Policy.
Additional Rules for Directors, Executive Officers, Vice Presidents and Managers
The Company believes that, in order to align the interests of Company management with shareholders, directors, executive officers, vice presidents and managers (“Covered Persons”) should maintain a significant equity interest in the Company. In light of this position, and because trading in the Company’s securities by Covered Persons may send inappropriate or potentially misleading signals to the market, it is the Company’s policy that any increase or decrease in a Covered Person’s position in the Company’s securities, other than increases that occur as a result of a grant of Company securities pursuant to Company stock incentive plans, must receive prior approval by the Compensation Committee.
Hardship and Special Circumstance Cases.
The Compliance Committee or, in the case of a Covered Person, the Compensation Committee, may, on a case-by-case basis, authorize trading in Company securities by employees outside of the applicable window period due to financial hardship or other hardships or because of other special circumstances, but only if: (1) the employee who wishes to trade has, at least ten days prior to the anticipated trade date, notified a member of the Compliance Committee in writing of the circumstances of the hardship or other special circumstances and the amount and nature of the proposed trade(s) and (2) the person trading is not in possession of material, non-public information concerning the Company and has certified that fact in writing to the Compliance Committee or, in the case of a Covered Person, the Compensation Committee.
Compliance Committee.
The Board of Directors has established a Compliance Committee to assist employees in complying with this Policy. Current members of the Compliance Committee are Mr. Tom Donovan, Mr. Daniel Lloyd and Mr. Anesti Dermedgoglou.
If you plan to request an exception to this Policy under the circumstances described under “Hardship Cases” above, you should contact a member of the Compliance Committee. Approval of each member of the Compliance Committee is required to approve a waiver of this Policy. In addition, Covered Persons who desire to notify the Compensation Committee of the Board of Directors of a proposed purchase or sale of securities of the Company should contact a member of the Compliance Committee. The Compliance Committee will collect relevant information about the purchase and sale, assess the circumstances and make recommendations to the Compensation Committee.

Additional Black-Out Periods.
The U.S. Sarbanes-Oxley Act of 2002 also requires the Company to prohibit absolutely all purchases, sales or transfers of Company securities by directors and executive officers during a pension fund blackout period. A pension fund blackout period exists whenever 50% or more of the plan participants are unable to conduct transactions in their accounts for more than three consecutive days. These blackout periods typically occur when there is a change in the retirement plan’s trustee, record keeper or investment manager. Affected officers and directors will be contacted when these or other restricted trading periods are instituted from time to time.
Applicability of this Policy to Employees’ Family Members and Other Related Parties
This Policy applies not only to Company employees but also to Company employees’ spouses, minor children, other relatives who live in their households and trusts and similar entities with respect to which employees are trustees or otherwise are beneficial owners (each, a “Related Party”). For example, (1) a Related Party of a Company employee may not purchase Company securities while the employee is in possession of material, non-public information, even if the employee does not actually “tip” the Related Party regarding such information, and (2) a Related Party is subject to the trading window restrictions set forth in this Policy. Employees are expected to be responsible for the compliance with this Policy of their Related Parties.
Applicability of this Policy to Former Employees
This Policy’s prohibitions against insider trading in Company securities while in possession of material, non-public information will continue to apply to transactions in Company securities by former employees and their Related Parties.
Reporting Violations
Any employee who becomes aware of a violation of this Policy should (1) report such violation to a member of the Compliance Committee, or (2) submit an anonymous report to the Company’s General Counsel or a Director.
Legal Review
Whenever an employee has any questions about a transaction or compliance with this Policy or seeks an exception from this Policy, he or she should consult with a member of the Compliance Committee before the transaction takes place. Although their advice should not be considered investment advice or a guarantee that no liability will arise, all decisions by members of the Compliance Committee or the Compensation Committee with respect to this Policy will be final.
Penalties for Insider Trading
An employee’s failure to comply with this Policy may subject the employee to Company-imposed sanctions, including dismissal, regardless of whether or not the employee’s failure to comply with this Policy results in a violation of law. In addition, Company employees who engage in insider trading (1) could be subject to imprisonment for up to 20 years (25 years if their actions constitute fraud), civil fines of up to three times the profit gained or loss avoided through the trade, and criminal fines of up to $5 million and (2) may subject the Company and its managers to a civil fine of up to the greater of $1 million or three times the profit gained or loss avoided as a result of the employee’s insider trading violations and a criminal penalty of up to $25,000,000.
The dealing of securities on any one or more of the exchanges on which InterOil securities trade are deemed to fall under the InterOil Insider Trading Policy.

ADDENDUM B
INTEROIL CORPORATION
Code of Ethics for the Chief Executive Officer
and Senior Financial Officers
     The Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer or Controller, and other senior financial officers performing similar functions (collectively, the “Officers”) of InterOil Corporation (the “Company”) each have an obligation to the Company, its shareholders, the public investor community, and themselves to maintain the highest standards of ethical conduct. In recognition of this obligation, the Company has adopted the following standards of ethical conduct for the purpose of deterring wrongdoing and promoting:
•	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	Full, fair accurate, timely and understandable disclosure in the reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the “SEC”), and in other public communications made by the Company;

•	Compliance with applicable governmental laws, rules and regulations;

•	The prompt internal reporting to an appropriate person or persons identified herein of violations of this Code of Ethics; and

•	Accountability for an adherence to this Code of Ethics.
     The Company has a Code of Ethics and Business Conduct applicable to all directors and employees of the Company. The Officers are bound by all of the provisions set forth therein, including those relating to ethical conduct, conflicts of interest and compliance with law. In addition to the Code of Ethics and Business Conduct, the Officers are subject to the additional specific policies described below. Adherence to these standards is integral to achieving the objectives of the Company and its shareholders. The Officers shall not commit acts contrary to these standards nor shall they condone the commission of such acts by others within the Company.
Competence
     The Officers have a responsibility to:
•	Maintain an appropriate level of professional competence through the ongoing development of their knowledge and skills.

•	Perform their professional duties in accordance with relevant laws, regulations, and technical standards.

•	Prepare accurate and timely financial statements, reports and recommendations after appropriate analyses of relevant and reliable information.
Confidentiality
     The Officers have a responsibility to protect the Company by:
•	Refraining from disclosing confidential information (regarding the Company or otherwise) acquired in the course of their work except when authorized, unless legally obligated to do so.

•	Informing subordinates as appropriate regarding the confidentiality of information acquired in the course of their work and monitoring their activities to assure the maintenance of that confidentiality.

•	Refraining from using or appearing to use confidential information acquired in the course of their work for unethical or illegal advantage either personally or through third parties.
Integrity
     The Officers have a responsibility to:
•	Comply with laws, rules and regulations of national, state and local governments, and appropriate private and public regulatory agencies or organizations, including insider trading laws.

•	Act in good faith, responsibility, without misrepresenting material facts or allowing their independent judgment to be subordinated.

•	Protect the Company’s assets and insure their efficient use.

•	Avoid actual or apparent conflicts of interest with respect to suppliers, customers, contractors and competitors and report potential conflicts as required in the Company’s Code of Ethics and Business Conduct.

•	Refrain from engaging in any activity that would prejudice their ability to carry out their duties ethically.

•	Refuse any gift, favour or hospitality that would influence or would appear to influence their actions.

•	Refrain from either actively or passively subverting the attainment of the organization’s legitimate and ethical objectives.

•	Protect the Company’s assets and assure their efficient use.

•	Recognize and communicate professional limitations or other constraints that would preclude responsible judgment or successful performance of an activity.

•	Report to senior management and the Audit Committee any significant information they may have regarding judgments, deficiencies, discrepancies, errors, lapses or any similar matters relating to the Company’s or its subsidiaries’ accounting, auditing or system of internal controls. The Officers must communicate unfavorable as well as favorable information and professional judgments or opinions.

•	Refrain from engaging in or supporting any activity that would discredit their profession or the Company and proactively promote ethical behavior within the Company.
Objectivity
     The Officers have a responsibility to:
•	Communicate information fairly and objectively.

•	Disclose all material information that could reasonably be expected to influence intended user’s understanding of the reports, comments and recommendations presented.
Oversight and Disclosure
     The Officers have a responsibility to:
•	Ensure the preparation of full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the Company with Canadian Securities Administrators and the SEC. Accordingly, it is the responsibility of the Officers to promptly bring to the attention of the Audit Committee and the Company’s Disclosure Review and Control Committee any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings or otherwise assist the Audit Committee in fulfilling its responsibilities of overseeing the Company’s financial statements and disclosures and internal control systems.

•	Promptly bring to the attention of the Audit Committee any information he or she may have concerning (1) significant deficiencies in the design or operation of internal controls which could aversely affect the Company’s ability to record, process, summarize and report financial data or (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

•	Promptly bring to the attention of the General Counsel and to the Audit Committee any information he or she may have concerning any violation of the Company’s Code of Ethics and Business Conduct, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who has a significant role in the Company’s financial reporting, disclosures or internal controls.

•	Promptly bring to the attention of the General Counsel and to the Audit Committee any information he or she may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of violation of the Code of Ethics and Business Conduct or of these additional procedures.
Enforcement
     The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of the Code of Ethics and Business Conduct or of these additional procedures by the Officers. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code of Ethics and Business Conduct and to these additional procedures, and shall include written notices to the individual involved that the Board has determined that there has been a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (as determined by the Board) and termination of the individual’s employment. In determining what action is appropriate in a particular case, the Board of Directors or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.

     IN WITNESS WHEREOF, the undersigned Officer certifies that he or she has read the above Code of Ethics for the Chief Executive Officer and Senior Financial Officers and agrees to abide thereby.

(Signature)

(Print Name)

Date: , 2003